Exhibit 99.1
ASX ANNOUNCEMENT (ASX: NVX)

NOVONIX Achieves ISO 9001 Quality Management Certification

Chattanooga, TN (USA), 8 October 2026 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials company, today announced that it has achieved certification to ISO 9001:2015, the internationally recognized standard for quality management systems.

ISO 9001 certification follows an independent assessment of NOVONIX’s quality management system and confirms that the Company has established and implemented processes and controls designed to consistently meet customer and applicable regulatory requirements and drive continual improvement.

ISO 9001 is the world’s most widely recognized quality management standard and is used across global manufacturing supply chains as an independent benchmark for quality management. For NOVONIX, certification represents an important milestone as the Company scales its Riverside facility in Chattanooga, Tennessee, for commercial production of high-performance synthetic graphite active anode material (AAM). Robust quality management systems are an important component of customer qualification, supplier approval, and ongoing commercial relationships with major battery cell manufacturers and other customers.

“Our customers require not only high-performance material, but confidence that we have the systems and discipline necessary to manufacture consistently and reliably at commercial scale,” said Mike O’Kronley, Chief Executive Officer of NOVONIX. “Achieving ISO 9001 certification provides independent certification of the quality infrastructure we have built and reinforces our ability to serve customers as a reliable domestic supplier of high-performance synthetic graphite AAM.”

ISO 9001 certification complements, but does not replace, customer-specific product qualification requirements and provides a recognized quality management framework supporting customer qualification and commercial supply.

“ISO 9001 certification reflects the company-wide effort to embed quality into how we operate,” said Meghan Vandelinder, Senior Manager, Quality Control at NOVONIX. “The systems we have established to control our processes, measure performance and continuously improve are essential to meeting our customers’ demanding quality and consistency requirements.”

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, industrial, and defense markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, the Company’s market position in general, and efforts to develop a North American battery materials supply chain.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT (ASX: NVX)

could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com